

R.M. Stark & Co., Inc.

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

September 30, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-22543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Stark & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 South Federal Highway
(No. and Street)

Lake Worth	FL	33460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Stark 561-243-3815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

5489 Wiles Rd, Unit 303	Coconut Creek	FL	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Gary Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JANE AUMAIS
MY COMMISSION # GG 094017
EXPIRES: July 27, 2021
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Mary Jane Aumais

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of R.M. Stark & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2019 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of R.M. Stark & Co., Inc.'s management. Our responsibility is to express an opinion on R.M. Stark & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R.M. Stark & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as R.M. Stark & Co., Inc.'s auditor since July 2019.
Coconut Creek, Florida
November 27, 2019

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.349.3442 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205. 6519
www.assurancedimensions.com

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R.M. STARK & CO., INC
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2019

ASSETS

Cash	$	875
Receivable from broker/dealers		283,107
Securities owned, at fair market value		961,528
Prepaid expense and other		1,096
TOTAL ASSETS	$	1,246,606

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	75,146
Commissions payable		232,537
TOTAL LIABILITIES	$	307,683

SHAREHOLDER'S EQUITY

Common Stock, no par value, authorized 2,000,000, 875 shares issued,		81,145
Retained Earnings		857,778
TOTAL SHAREHOLDER'S EQUITY		938,923
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,246,606

See accompanying notes to financial statements

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – R.M. Stark & Co., Inc. (the "Company"), a wholly-owned subsidiary of RMST Holding Company, Inc. (the "Parent"), was incorporated in the state of Florida on September 29, 1988. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2019. A bad debt expense of $44,089 was recorded for the incorrect treatment of 12b1 fees as a receivable.

Note 1 Cont.

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on October 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective October 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time. We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed, and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain/loss is recorded under revenue in accordance with ASC Topic 940, "Financial Services-Brokers and Dealers" since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

Revenues are not concentrated in any region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail accounts and institutional execution services.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the FASB issued new guidance related to the accounting for leases (ASU 2016-02). The new guidance requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases.

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Note 1 Cont.

Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The new guidance, including subsequent amendments, is first effective for our fiscal year beginning on October 1, 2019. Although permitted, we do not plan to early adopt.

Upon adoption, we will use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include reviewing existing leases and service contracts, which may include embedded leases. Based on our preliminary analysis, the Company expects to record a right of use asset and liability of $77,400.

NOTE 2.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 2 cont.

Description	Fair Value as of September 30, 2019		Level 1	
Equities	$	325,203	$	325,203
Exchange-Traded Products		517,868		517,868
Fixed income		1,024		1,024
Mutual Funds		117,433		117,433
Total Securities owned	$	961,528	$	961,528

All broker/dealer receivables, accounts payable and accrued expenses have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3.   INCOME TAXES

Both the Company and its Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 4.   OFF- BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers, conduct investment activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. All investments are level 1 and therefore no longer owned by R.M Stark as of September 30, 2019.

As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amount of risk.

Note 4 Cont.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

In order to facilitate the aforementioned transactions, as well as other transactions, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer.

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The initial term of the aforementioned agreement was three years, which began in September 2003. Under terms of the agreement the Company is required to maintain $100,000 deposit with Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer. Also included in the agreement are monthly minimum and termination charges.

NOTE 5.   NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2019, the Company's net capital and required net capital were $793,700 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 39%.

The Company originally filed its year-end FOCUS IIA showing an ending net capital of $793,700.

NOTE 6.   OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under a lease for office space, expiring September 30, 2019, exclusive of additional payments which may be required for certain increases in operating and maintenance costs will be $25,800 for the year ending September 30, 2020. Rent expense under this operating lease was $99,504 for the year ended September 30, 2019.

NOTE 7.   401 (k) Plan

The Company adopted a deferred compensation plan commonly referred to as a profit-sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified legal limits. In addition, the Company will match 50% of employee contributions up to 6% of their compensation. The plan covers substantially all employees age 19 years or older. The Company changed the plan year to a calendar year end. Company contributions to the plan for the year ended September 30, 2019 were $20,229.

NOTE 8.   RELATED PARTIES

Stark Financial Advisers, Inc. is an affiliate of R.M. Stark & Co., Inc. In some cases, the firms share common clients. Certain joint clients with assets custodian at Pershing enter into wrap-fee relationships where one fee covers both the execution costs that are paid to R.M. Stark and Co., and management fees that are paid to Stark Financial Advisers. Wrap-fees are typically charged against the assets held at Pershing and then credited to R.M. Stark. R.M. Stark then pays Stark Financial Advisers the portion of the fees deemed to be management fees. During the year ended September 30, 2019, the Company paid $186,903 of their portion of the management fees.

NOTE 9.   CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company actively investigates these matters and takes the appropriate steps to defend itself against these claims. The Company has not accrued any amounts related to these claims at September 30, 2019.

Roberta O'Grady v. R.M. Stark & Co., Inc., Thomas J. Marino, Individually and Capstone Financial Group, LLC, et al. FINRA Case No. 19-00968. O'Grady alleges that she invested approximately $300,000 with Marino and his personal company Capstone Financial while Marino was registered with R.M. Stark & Co., Inc. ("RMST"). The gist of her claim is that RMST failed to supervise Marino while he was "selling away" and receiving O'Grady's funds. Discovery has not supported her allegations and the claim is being vigorously defended.

Nicholas A. Owoyemi v. Financial Industry Regulatory Authority, R.M. Stark & Co., Inc., Chase Investments Services Corporation and Merrimac Corporate Securities, Inc. New York Supreme Court Case 2019/2019. In violation of FINRA Rules, Owoyemi, a former broker with RMST and the other named firms, initiated a state court action (as opposed to a FINRA arbitration) alleging defamation by reason of the disclosures made on his U5. The suit is totally without merit. RMST has filed an answer and Motion to Compel Arbitration. Other firms are also filing Motions to Dismiss. RMST intends to initiate a FINRA arbitration against Owoyemi for harassment prior to a ruling on Defendants' motions.